Exhibit 99.67

FINANCIAL STATEMENTS OF THE LIMITED PARTNERSHIP

AUDITORS’ REPORT

To the Board of Directors of

Kaiser-Francis Oil Company of Canada (General Partner)

We have audited the balance sheets of Canadian Acquisition Limited Partnership as at December 31, 2004 and 2003 and the statements of operations and cash flows for the years then ended. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Partnership as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) COLLINS BARROW CALGARY LLP

Chartered Accountants

Calgary, Alberta, Canada

September 16, 2005, except as to

notes 7 and 8 which are as of

November 30, 2005

CANADIAN ACQUISITION LIMITED PARTNERSHIP

BALANCE SHEETS

(expressed in thousands of Canadian dollars)

		December 31,
	September 30, 2005	2004	2003
	(unaudited)

Assets
Current assets
Accounts receivable	$281	$211	$428
Due from general partner (note 3)	2,540	1,807	1,550

	2,821	2,018	1,978

Property and equipment (note 4)
Petroleum and natural gas properties	38,069	35,360	32,110
Accumulated depletion and depreciation	(22,453)	(20,482)	(18,052)

	15,616	14,878	14,058

Other	3	3	3

	$18,440	$16,899	$16,039

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$456	$474	$376

Asset retirement obligations (note 5)	795	750	663

	1,251	1,224	1,039

Partners’ Capital
Partners’ capital, beginning of period	15,675	15,000	15,379
Withdrawals	(9,390)	(11,165)	(13,305)
Net income	10,904	11,840	12,926

Partners’ capital, end of period	17,189	15,675	15,000

	$18,440	$16,899	$16,039

Approved by the Board of Directors of Kaiser-Francis Oil Company of Canada, General Partner,

(Signed) GEORGE B. KAISER Director

The accompanying notes are an integral part of these financial statements.

CANADIAN ACQUISITION LIMITED PARTNERSHIP

STATEMENTS OF OPERATIONS

(expressed in thousands of Canadian dollars)

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003
	(unaudited)	(unaudited)

Revenue
Petroleum and natural gas sales	$18,892	$17,136	$23,006	$22,689
Royalties, net of Alberta Royalty Tax Credit	3,158	3,113	3,985	3,970

	15,734	14,023	19,021	18,719

Expenses
Petroleum and natural gas production	2,224	2,868	3,863	2,930
Transportation costs	600	614	818	835
Depletion, depreciation and accretion	2,006	2,005	2,500	2,028

	4,830	5,487	7,181	5,793

Net income	$10,904	$8,536	$11,840	$12,926

The accompanying notes are an integral part of these financial statements.

CANADIAN ACQUISITION LIMITED PARTNERSHIP

STATEMENTS OF CASH FLOWS

(expressed in thousands of Canadian dollars)

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003
	(unaudited)	(unaudited)

Cash flows relating to:
Operating activities
Net income	$10,904	$8,536	$11,840	$12,926
Item not affecting cash
Depletion, depreciation and accretion	2,006	2,005	2,500	2,028

	12,910	10,541	14,340	14,954
Changes in non-cash working capital related to operations	(88)	398	315	70

	12,822	10,939	14,655	15,024

Financing activity
Distributions to partners, net of contributions	(9,390)	(8,536)	(11,165)	(13,305)

Investing activities
Acquisition of property and equipment	(2,699)	(2,425)	(3,233)	(2,493)
Repayments from (advances to) general partner, net	(733)	22	(257)	774

	(3,432)	(2,403)	(3,490)	(1,719)

Increase in cash	—	—	—	—
Cash, beginning of period	—	—	—	—

Cash, end of period	$—	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

CANADIAN ACQUISITION LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS

As at and for the Nine Months Ended September 30, 2005 and 2004 (unaudited)

and as at and for the Years Ended December 31, 2004 and 2003

(expressed in Canadian dollars)

1.                                      NATURE OF OPERATIONS

Canadian Acquisition Limited Partnership (“CALP” or the “Partnership”) explores for and develops petroleum and natural gas properties in Canada. Through the general partner, Kaiser-Francis Oil Company of Canada (“KFOCC”), an affiliated entity by virtue of common control, Kaiser Energy Ltd. (“KEL”) operates any properties not otherwise operated by outside parties and performs or contracts any administrative functions. No direct fees are paid to KFOCC or KEL for these services, but KEL receives any overhead earned for the operation of properties at standard industry rates. These financial statements include only the assets, liabilities, revenues and expenses related to the operation of CALP. They do not include all of the assets, liabilities, revenues and expenses of the individual partners.

On September 9, 2005, KEL announced that it has retained the services of a financial advisor to seek proposals with the intent of monetizing substantially all of the petroleum and natural gas assets of KEL and CALP.

2.                                      SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared using accounting principles generally accepted in Canada. In the opinion of management, these financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a)                                  Joint ventures

A significant part of the Partnership’s exploration, development and production activities are conducted jointly with others, and these financial statements reflect only the Partnership’s proportionate interest in such activities.

(b)                                 Petroleum and natural gas operations

The Partnership follows the full cost method of accounting for petroleum and natural gas operations and accordingly capitalizes all exploration and development costs in cost centre by country. These costs include land acquisition, geological and geophysical costs, drilling on producing and non-producing properties, wellhead and gathering equipment, other carrying charges on unproved properties and overhead directly attributable to exploration and development activities.

Capitalized costs are depleted and depreciated using the unit-of-production method based on production volumes and estimated total proved petroleum and natural gas reserves as determined by independent engineers and engineers employed or contracted by KEL. For the purpose of this calculation, production and reserves of petroleum and natural gas are converted to equivalent units based on the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined that proved reserves are attributable to the properties or impairment occurs. Gains or losses on sales of properties are recognized only when crediting the proceeds to costs would result in a change of 20% or more in the depletion and depreciation rate.

In addition to the capitalized costs incurred to date in the exploration and development of petroleum and natural gas properties, the operations and further development require future expenditures and excludes estimated salvage values. For purposes of calculating depletion and depreciation expense, estimates of future expenditures and recoveries have been prepared for:

(i)                                     Future development costs of proved developed and undeveloped reserves as determined by independent engineers and engineers employed or contracted by KEL;

(ii)                                  Net realizable value of production equipment and facilities after proved reserves are fully produced as determined by the Partnership’s management.

(c)                                  Impairment of petroleum and natural gas properties

Impairment is evaluated at least annually and is recognized if the carrying value of petroleum and natural gas properties less accumulated depletion and depreciation, related asset retirement obligations and the lesser of cost and fair value of unproved properties exceeds the estimated future cash flows expected to result from the Partnership’s proved reserves. Cash flows are calculated on an undiscounted basis using forecast prices and costs, as provided by independent engineers.

If impairment occurs, the Partnership will measure the amount by performing a ceiling test, comparing the carrying value of the property and equipment to the estimated net present value of future cash flows from the proved and probable reserves, discounted at the Partnership’s risk-free interest rate. The excess of the carrying value less the net present value of future cash flows would be recorded as additional depletion and depreciation expense.

The cost of unproved properties are excluded from the ceiling test calculation and are subjected to a separate impairment test.

(d)                                 Asset retirement obligations

The Partnership recognizes the estimated fair value of an asset retirement obligation in the period a well or related asset is drilled, constructed or acquired. The fair value of the obligation is estimated using the present value of estimated future cash outflows to abandon the asset, calculated at the Partnership’s credit-adjusted risk-free interest rate. The obligation is reviewed regularly by the Partnership’s management based on current regulations, costs, technological and industry standards. The fair value is recorded as a long-term liability with a corresponding increase in the carrying amount of the related asset. The liability is increased each reporting period with the accretion being charged to income until the property is depleted or sold. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. Actual abandonment and restoration costs incurred are charged against the asset retirement obligation.

(e)                                  Income taxes

The Partnership is not subject to federal or provincial income taxes, as partners must reflect their share of Partnership income in their tax returns. Therefore, no provision for income taxes is reflected in the financial statements.

(f)                                    Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

(g)                                 Measurement uncertainty

The amounts recorded for depletion and depreciation of property and equipment, the provision for and accretion of asset retirement obligations and the ceiling test are based on estimates of proved and probable reserves, production rates, future petroleum and natural gas prices, future costs and the remaining useful lives and period of future benefit of the related assets.

By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

3.                                      DUE FROM GENERAL PARTNER

All transactions for the Partnership are implemented by the general partner. The amount due from general partner at each period end represents the net cash flows accrued for activity recorded in the financial statements of the Partnership. Due from general partner is unsecured, non-interest bearing and has no stated terms of repayment.

The largest individual limited partner, with approximately 60% ownership of the Partnership, controls KFOCC, KEL, and the parent company of KFOCC.

4.                                      PROPERTY AND EQUIPMENT

For the periods ended September 30, 2005 and 2004 and December 31, 2004 and 2003, no general and administrative expenses or interest have been capitalized.

The Partnership prepares a ceiling test calculation to assess the recoverability of its petroleum and natural gas properties. The ceiling test is based upon a valuation prepared by an independent engineering firm based on future petroleum and natural gas benchmark prices and adjusted for commodity price differentials specific to the Partnership.

The benchmark and CALP prices on which the December 31, 2004 ceiling test is based are as follows:

	Crude Oil		Natural Gas		Natural Gas Liquids
	Edmonton Par Benchmark	CALP Average	AECO Spot Benchmark	CALP Average	Edmonton NGL Benchmark	CALP Average
	($bbl)	($bbl)	($mcf)	($mcf)	($bbl)	($bbl)

2005	50.25	35.57	6.60	6.50	32.25	42.00
2006	46.75	34.44	6.35	6.24	30.50	39.36
2007	43.75	33.17	6.15	6.05	29.00	37.43
2008	40.75	31.28	6.00	5.90	27.75	35.47
2009	37.75	30.34	6.00	5.90	26.00	33.31
2010	35.75	28.99	6.00	5.90	25.25	32.23
2011	35.00	29.66	6.00	5.90	25.25	32.24
2012	34.50	30.25	6.00	5.91	25.25	32.26
2013	34.25	30.75	6.10	6.01	25.25	32.26
2014	34.00	31.50	6.20	6.12	26.00	33.38
2015	33.75	31.75	6.30	6.22	26.50	33.83

Prices increase at a rate of approximately 2% per year after 2015.

5.                                      ASSET RETIREMENT OBLIGATIONS

The following table summarizes changes in asset retirement obligations for the periods ended September 30, 2005 and December 31, 2004 and 2003 (in thousands):

	Nine Months Ended September 30,	Years Ended December 31,
	2005	2004	2003

Asset retirement obligations, beginning of period	$750	$663	$579
Liabilities incurred	10	17	19
Liabilities settled	—	—	—
Accretion expense	35	70	65

Asset retirement obligations, end of period	$795	$750	$663

The total estimated inflated, undiscounted cash flows required to settle the obligations at September 30, 2005 without including salvage, is $1,771,000. These amounts have been discounted using an average credit-adjusted risk-free interest rate of approximately 9.78%. The Partnership expects these obligations to be settled on average in 16 years, the majority of which is expected to be incurred between 2011 and 2032, and will be funded from general Partnership resources at the time of retirement.

6.                                      FINANCIAL INSTRUMENTS

(a)                                  Fair values

The fair values of the Partnership’s accounts receivable, due from general partner and accounts payable and accrued liabilities are estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

(b)                                 Credit risk

The majority of the Partnership’s accounts receivable are due from joint venture partners in the oil and gas industry and from purchasers of the Partnership’s petroleum and natural gas production. The Partnership generally extends unsecured credit to these customers and therefore the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit.

(c)                                  Commodity price risk

The nature of the Partnership’s operations results in exposure to fluctuations in commodity prices. Management continuously monitors commodity prices and initiates instruments to manage its exposure to these risks when it deems appropriate.

7.                                      UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

The Partnership’s consolidated financial statements have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which in most respects conform to accounting principles generally accepted in the United States (“U.S. GAAP”). Significant differences between Canadian and U.S. GAAP are described in this note:

(a)                                  Full cost accounting

In accordance with U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10 percent, of the estimated unescalated future net operating revenue from proved reserves plus unimpaired unproved property costs less future development costs, related production costs, asset retirement obligations and applicable taxes. Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that future revenues are undiscounted and use forecast pricing to determine whether an impairment exists and are on a before tax basis. Any impairment amount is measured using the fair value of proved and probable reserves.

No ceiling test write-down was required for any of the periods presented in these financial statements.

Effective January 1, 2004, the Canadian Accounting Standard’s Board amended the Full Cost Accounting Guideline. Under Canadian GAAP, depletion charges are calculated by reference to proved reserves estimated using estimated future prices and costs. Under U.S. GAAP, depletion charges are calculated by reference to proved reserves estimated using constant prices. The different prices did not result in significant changes to proved reserves or depletion recorded for any of the periods presented in these financial statements.

(b)                                 Asset retirement obligations

The Partnership has applied the Canadian Institute of Chartered Accountant’s standard on Asset Retirement Obligations. This standard is equivalent to U.S. SFAS No. 143, “Accounting for Asset Retirement Obligations”.

(c)                                  Consolidated statement of cash flows

Under U.S. GAAP, separate subtotals within cash flow from operating activities are not presented.

(d)                                 Recent accounting pronouncements

(i)                                     Variable interest entities

The Canadian Institute of Chartered Accountants has issued a new standard effective for all periods beginning on or after November 1, 2004. This standard requires variable interest entities (“VIE”) to be consolidated by their primary beneficiary which is similar to the Financial Accounting Standards Board’s (“FASB”) Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”). In December 2003, the FASB issued FIN 46(R) which superseded FIN 46 and restricts the scope of the definition of entities that would be considered VIE’s that require consolidation.

The Partnership does not believe FIN 46(R) results in the consolidation of any additional entities.

(ii)                                  Exchange of non-monetary assets

In 2004, FASB issued FAS 153 “Exchange of Non-monetary Assets”. This statement is an amendment of APB Opinion No. 29 “Accounting for Non-monetary Transactions”. Based on the guidance in APB Opinion No. 29, exchanges of non-monetary assets are to be measured based on the fair value of the assets exchanged. Furthermore, APB Opinion No. 29 previously allowed for certain exceptions to this fair value principle. FAS 153 eliminates APB Opinion No. 29’s exception to fair value for non-monetary exchanges of similar productive assets and replaces this with a general exception for exchanges of non-monetary assets which do not have commercial substance. For purposes of this statement, a non-monetary exchange is defined as having commercial substance when the future cash flows of an entity are expected to change significantly as a result of the exchange.

The provisions of this statement are effective for non-monetary asset exchanges which occur in fiscal periods beginning after June 15, 2005 and are to be applied prospectively. Earlier application is permitted for non-monetary asset exchanges which occur in fiscal periods beginning after the issue date of this statement.

Currently, this statement does not have an impact on the Partnership.

(iii)                               SAB 106

In 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin 106 (“SAB 106”) regarding the application of FAS 143 by oil and gas producing entities that follow the full cost accounting method. Under SAB 106, after the adoption of FAS 143, the future cash flows associated with the settlement of asset retirement obligations that have been accrued on the balance sheet should be excluded from the computation of the present value of estimated future net revenues in the ceiling test calculation. The Partnership excludes the future cash outflows associated with settling asset retirement obligations from the present value of estimated future net cash flows and does not reduce the capitalized oil and gas costs by the asset retirement obligation accrued on the balance sheet. Costs subject to depletion and depreciation include estimated costs required to develop proved undeveloped reserves and the associated addition to the asset retirement obligations. The application of SAB 106 did not create a ceiling test write-down for any of the periods presented in these financial statements.

(e)                                  Summary of significant differences between U.S. GAAP and Canadian GAAP

(i)                                     Reconciliation of consolidated net income under Canadian GAAP to U.S. GAAP

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003

Net income under Canadian GAAP	$10,904	$8,536	$11,840	$12,926
U.S. GAAP adjustments	—	—	—	—

Net income under U.S. GAAP	$10,904	$8,536	$11,840	$12,926

(ii)                                  Non-cash working capital under U.S. GAAP

	Nine Months Ended September 30,		Years Ended December 31,
	2005	2004	2004	2003

Cash provided by (used for)
Accounts receivable	$(70)	$220	$217	$66
Accounts payable and accrued liabilities	(18)	178	98	4

Changes in non-cash working capital	$(88)	$398	$315	$70

8.                                      SUBSEQUENT EVENT

On November 16, 2005, the shareholder of KEL entered into an agreement with Petrofund Energy Trust (“Petrofund”) whereby, Petrofund will acquire all of the outstanding shares of KEL.

The purchase price is Cdn $485 million plus working capital adjustments, and is expected to close on December 15, 2005, with an effective date of December 1, 2005. On closing, KEL will become a wholly-owned subsidiary of Petrofund.

Prior to the sale, KEL has agreed to undertake certain Reorganization Transactions that will result in the merger of KEL, its parent company, G.B.K. Holdings Ltd., and CALP, as well as the acquisition by KEL of interests in resource properties, including interests owned by individuals related to KEL.

Completion of the transaction is subject to certain regulatory and other conditions.